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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549













                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                             BEYOND.COM CORPORATION
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    08860E101
                                 --------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)

    [ ]    Rule 13d-1(c)

    [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

------------------------                            ------------------------
        CUSIP NO.                  13G                  PAGE 2 OF 8 PAGES
------------------------                            ------------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Paul G. Allen
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                    5           SOLE VOTING POWER

   NUMBER OF                    2,932,375 shares (1)
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       6           SHARED VOTING POWER
   OWNED BY
     EACH                       -0- shares
   REPORTING        ------------------------------------------------------------
    PERSON          7           SOLE DISPOSITIVE POWER
     WITH
                                2,932,375 shares (1)
                    ------------------------------------------------------------
                    8           SHARED DISPOSITIVE POWER

                                -0- shares
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,932,375 shares (1)
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.1%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                            ------------------------
        CUSIP NO.                  13G                  PAGE 3 OF 8 PAGES
------------------------                            ------------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vulcan Ventures Incorporated     IRS ID No. 91-1374788
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Washington
--------------------------------------------------------------------------------
                         5           SOLE VOTING POWER

     NUMBER OF                       2,932,375 shares (1)
      SHARES             -------------------------------------------------------
   BENEFICIALLY          6           SHARED VOTING POWER
     OWNED BY
       EACH                          -0- shares
     REPORTING           -------------------------------------------------------
      PERSON             7           SOLE DISPOSITIVE POWER
       WITH
                                     2,932,375 shares (1)
                         -------------------------------------------------------
                         8           SHARED DISPOSITIVE POWER

                                     -0- shares
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,932,375 shares (1)
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.1%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a). NAME OF ISSUER: Beyond.com Corporation

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      1195 West Fremont Avenue, Suite 900
                      Sunnyvale, California  94087

ITEM 2 (a). NAME OF PERSON FILING: Paul G. Allen and Vulcan Ventures
                                   Incorporated

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      110 - 110th Avenue N.E.
                      Bellevue, Washington  98004


ITEM 2 (c). CITIZENSHIP: Paul G. Allen is a citizen of the United States of
                         America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

ITEM 2 (d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2 (e). CUSIP NUMBER: 08860E101

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

    (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act;

    (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

    (c)[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

    (d)[ ] Investment company registered under Section 8 of the Investment Company Act;

    (e)[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.        [ ]

ITEM 4.     OWNERSHIP

        (a)     Amount Beneficially Owned: 2,932,375 shares (1)

        (b)     Percent of Class: 8.1%

        (c)     Number of Shares as to which Such Person has:

               (i) sole power to vote or to direct the vote                    2,932,375 shares
               (ii) shared power to vote or to direct the vote                 -0- shares (1)
               (iii) sole power to dispose or to direct the disposition of     2,932,375 shares
               (iv)   shared power to dispose or to direct the disposition of  -0- shares (1)

        ----------------
    (1) Reported as of December 31, 1999. Percentages are based upon 36,249,622 shares of Common Stock issued and outstanding as of October 31, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1999. Subsequently to December 31, 1999, Vulcan Ventures Incorporated sold 365,275 shares resulting in a balance of 2,567,100 shares beneficially owned, representing approximately 7.1% of the class outstanding. All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       VULCAN VENTURES INCORPORATED

        February 11, 2000              By:     /s/ William D. Savoy
                                          --------------------------------------
                                          William D. Savoy, Vice President

        February 11, 2000                               *
                                       -----------------------------------------
                                       Paul G. Allen

                                       *By:     /s/ William D. Savoy
                                           ------------------------------------
                                       William D. Savoy as Attorney-in Fact for
                                       Paul G. Allen pursuant to a Power of
                                       Attorney filed on August 30, 1999, with
                                       the Schedule 13G of Vulcan Ventures
                                       Incorporated and Paul G. Allen for
                                       Pathogenesis, Inc. and incorporated
                                       herein by reference.

                                  EXHIBIT INDEX

    EXHIBIT                                       DESCRIPTION
    -------                                       -----------
     99.1        Joint Filing Agreement

     99.2        Power of Attorney filed on August 30, 1999, with the Schedule
                 13G of Vulcan Ventures Incorporated and Paul G. Allen for
                 Pathogenesis, Inc. (Incorporated herein by reference.)

                                  EXHIBIT 99.1

                             JOINT FILING AGREEMENT


        We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated:  February 11, 2000.

                                       VULCAN VENTURES INCORPORATED

                                       By:         /s/ William D. Savoy
                                          --------------------------------------
                                       William D. Savoy, Vice President

                                                       *
                                       -----------------------------------------
                                       Paul G. Allen

                                       *By:         /s/ William D. Savoy
                                           -------------------------------------
                                       William D. Savoy as Attorney-in Fact for
                                       Paul G. Allen pursuant to a Power of
                                       Attorney filed on August 30, 1999, with
                                       the Schedule 13G of Vulcan Ventures
                                       Incorporated and Paul G. Allen for
                                       Pathogenesis, Inc. and incorporated
                                       herein by reference.